Exhibit 4.3

BLACK CREEK INDUSTRIAL REIT IV INC.

CLASS T SHARE REDEMPTION PROGRAM

As adopted by the Board of Directors, effective July 1, 2017

Definitions

Aggregate Redemption Cap — Shall have the meaning given herein.

Class I shares — Shall mean the shares of the Company’s common stock classified as Class I.

Class T shares — Shall mean the shares of the Company’s common stock classified as Class T.

Class W shares — Shall mean the shares of the Company’s common stock classified as Class W.

Class W and Class I Share Redemption Program — Shall mean any share redemption program applicable to the Class W and Class I shares.

Company — Shall mean Black Creek Industrial REIT IV Inc. References herein to “we,” “our,” or “us” refer to the Company.

Monthly Redemption Cap — Shall have the meaning given herein.

NAV — Shall mean the net asset value of the Company determined in accordance with the Company’s valuation policies and procedures.

Redemption Date — Shall have the meaning given herein.

Operating Partnership — Shall mean BCI IV Operating Partnership LP.

Operating Partnership Agreement — Shall mean the Second Amended and Restated Limited Partnership Agreement of the Operating Partnership, as amended from time to time.

OP Units — Shall mean limited partnership interests in the Operating Partnership.

Redemption Caps — Shall have the meaning given herein.

SEC — Shall mean the United States Securities and Exchange Commission.

Securities Act — Shall mean the Securities Act of 1933, as amended.

Share Redemption Program

We expect that there will be no regular secondary trading market for shares of our common stock. While you should view your investment as long term with limited liquidity, we have adopted this share redemption program, whereby stockholders who have purchased shares from us or received their shares through a non-cash transaction, not in the secondary market, may receive the benefit of limited liquidity by presenting for redemption to us all or any portion of those shares in accordance with the procedures and subject to certain conditions and limitations described below. This share redemption program applies only to our Class T shares and not to our Class W and Class I shares. There is a separate Class W and Class I Share Redemption Program applicable to Class W and Class I shares. To the extent our board of directors determines that we have sufficient available cash for redemptions, we initially intend to redeem shares under this share redemption program on a monthly basis; however, our board of directors may determine from time to time to adjust the timing of redemptions or suspend, terminate or otherwise modify this share redemption program as described below.

Due to the illiquid nature of investments in real property, we may not have sufficient liquid resources to fund redemption requests. In addition, we have established limitations on the amount of funds we may use for redemptions and the amount of shares that may be redeemed. See “—Redemption Limitations” below.

A stockholder’s request for redemption in accordance with any of the special treatment described below in the event of the death or qualifying disability of a stockholder must be submitted within 18 months of the death of the stockholder or the initial determination of the stockholder’s disability (which we define as such term is defined in Section 72(m)(7) of the Code), as further described below.

There is no fee in connection with a redemption of shares of our common stock.

You may request that we redeem shares of our common stock through your financial advisor or directly with our transfer agent. We will generally adhere to the following procedures relating to the redemption of shares of our common stock:

•                                          Under this share redemption program, to the extent we choose to redeem shares in any particular month we will only redeem shares as of the last calendar day of that month (a “Redemption Date”).  To have your shares redeemed, your redemption request and required documentation must be received in good order by 4:00 p.m. (Eastern time) on the second to last business day of the applicable month. Settlements of share redemptions will be made within three business days of the Redemption Date. Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the transaction price on the applicable Redemption Date (which, once we commence monthly valuations, will generally be equal to our most recently disclosed monthly NAV per share, but will initially be equal to $10.00 per share). If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.

•                                          A stockholder may withdraw his or her redemption request by notifying the transfer agent, directly or through the stockholder’s financial intermediary, on our toll-free, automated telephone line, (888) 310-9352. The line is open on each business day between the hours of 9:00 a.m. and 6:00 p.m. (Eastern time). Redemption requests must be cancelled before 4:00 p.m. (Eastern time) on the last business day of the applicable month.

•                                          If a redemption request is received after 4:00 p.m. (Eastern time) on the second to last business day of the applicable month, the purchase order will be executed, if at all, on the next month’s Redemption Date at the transaction price applicable to that month, unless such request is withdrawn prior to the redemption. Redemption requests received and processed by our transfer agent on a business day, but after the close of business on that day or on a day that is not a business day, will be deemed received on the next business day.

•                                          Redemption requests may be made by mail or by contacting your financial intermediary, both subject to all of the conditions set forth in this share redemption program. If making a redemption request by contacting your financial intermediary, your financial intermediary may require you to provide certain documentation or information. If making a redemption request by mail to the transfer agent, you must complete and sign a redemption authorization form, which is available on our website. Written requests should be sent to the transfer agent at the following address:

For regular mail:	For overnight deliveries:

DST Systems, Inc.	DST Systems, Inc.

PO Box 219079	430 West 7th Street, Suite 219079

Kansas City, Missouri 64121-9079	Kansas City, Missouri 64105

Toll Free Number: (888) 310-9352

Corporate investors and other non-individual entities must have an appropriate certification on file authorizing redemptions. A signature guarantee may be required.

•                                          For processed redemptions, stockholders may request that redemption proceeds are to be paid by mailed check provided that the amount is less than $100,000 and the check is mailed to an address on file with the transfer agent for at least 30 days.

•                                          Processed redemptions of more than $100,000 will be paid only via ACH or wire transfer. For this reason, stockholders who own more than $100,000 of our common stock must provide bank instructions for their brokerage account or designated U.S. bank account. Stockholders who own less than $100,000 of our common stock may also receive redemption proceeds via ACH or wire transfer, provided the payment amount is at least $2,500. For all redemptions paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating your bank or brokerage account on file. Funds will be sent only to U.S. financial institutions (ACH network members).

•                                          A medallion signature guarantee will be required in certain circumstances. The medallion signature process protects stockholders by verifying the authenticity of a signature and limiting unauthorized fraudulent transactions. A medallion signature guarantee may be obtained from a domestic bank or trust company, broker dealer, clearing agency, savings association or other financial institution which participates in a medallion program recognized by the Securities Transfer Association. The three recognized medallion programs are the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program. Signature guarantees from financial institutions which are not participating in any of these medallion programs will not be accepted. A notary public cannot provide signature guarantees. We reserve the right to amend, waive or discontinue this policy at any time and establish other criteria for verifying the authenticity of any redemption or transaction request. We may require a medallion signature guarantee if, among other reasons: (1) the amount of the redemption request is over $500,000; (2) you wish to have redemption proceeds transferred by wire to an account other than the designated bank or brokerage account on file for at least 30 days or sent to an address other than your address of record for the past 30 days; or (3) our transfer agent cannot confirm your identity or suspects fraudulent activity.

•                                          In connection with a request for redemption, the requesting stockholder or his or her estate, heir or beneficiary will be required to certify to us that the stockholder either (1) acquired the shares to be redeemed directly from us and no direct or indirect transfer of the shares has occurred since the stockholder acquired the shares from us, or (2) acquired the shares from the original stockholder, directly or indirectly, by way of one or more transactions that were not for cash (or other consideration) in connection with a non-taxable transaction, not in the secondary market.

•                                          If a stockholder has made multiple purchases of shares of our common stock, any redemption request will be processed on a first in/first out basis unless otherwise requested in the redemption request.

•                                          If we receive a request from a stockholder for redemption of all of the stockholder’s shares of our common stock and the stockholder is a participant in our distribution reinvestment plan, we will terminate the stockholder’s participation in the distribution reinvestment plan.

Minimum Account Redemptions

In the event that any stockholder fails to maintain the minimum balance of $2,000 of shares of our common stock, we may redeem all of the shares held by that stockholder at the redemption price in effect on the date we determine that the stockholder has failed to meet the minimum balance. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV.

Redemption Limitations

We may redeem fewer shares than have been requested to be redeemed in any particular month, or none at all, in our discretion at any time, including due to the total amount of shares requested for redemption being in excess of the limits and/or caps described below, the lack of readily available funds because of market conditions, the need to maintain liquidity for operations or because our board of directors has determined that investing in real property or other illiquid investments is a better use of our capital than redeeming our shares. In the event that we determine to redeem some but not all of the shares submitted for redemption during any month for any of the foregoing reasons, shares submitted for redemption during such month will be redeemed on a pro rata basis; provided, that, we will redeem shares of our common stock in full that are timely presented for redemption in connection with the death and, if approved by our board of directors in its sole discretion, the disability of a stockholder, regardless of whether we redeem all other shares presented for redemption pursuant to this share redemption program on a pro rata basis. The portion of any unfulfilled redemption requests must be resubmitted after the start of the next month or quarter, or upon the recommencement of this share redemption program, as applicable. Any determination to redeem fewer shares than have been requested to be redeemed may be made immediately prior to the applicable Redemption Date, and will be disclosed subsequently to prospective investors and stockholders in periodic prospectus supplements and/or current or periodic reports filed by us, or more frequently as required by applicable securities laws. In addition, any determination to redeem fewer shares than have been requested to be redeemed under this share redemption program will not affect any determinations that may be made by our board of directors regarding requests by holders of OP Units for redemption of their OP Units pursuant to the Operating Partnership Agreement. Set forth below is a description of the limitations on redemptions pursuant to this share redemption program.

Under this share redemption program, we may redeem your Class T shares after you have held them for a minimum of 18 months, subject to certain exceptions. In the event that you seek to redeem all of your Class T shares, any Class T shares that you purchased pursuant to our distribution reinvestment plan or received from us as a stock dividend may be excluded from the foregoing 18-month holding period requirement, in the discretion of our board of directors. In addition, for purposes of the 18-month holding period, holders of OP Units who exchange their OP Units for Class T shares shall be deemed to have owned their Class T shares as of the date they were issued their OP Units. If you have made more than one purchase of Class T shares (other than through our distribution reinvestment plan), the 18-month holding period will be calculated separately with respect to each such purchase. Neither the 18-month holding period nor the Redemption Caps (as defined below) will apply in the event of the death of a stockholder. Our board of directors also reserves the right in its sole discretion at any time and from time to time to (i) waive the 18-month holding period and either of the Redemption Caps (defined below) in the event of the disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code) of a stockholder, (ii) reject any request for redemption for any reason, or (iii) reduce the number of shares of our common stock allowed to be redeemed under the share redemption program. Furthermore, any shares redeemed in excess of the Monthly Redemption Cap (as defined below) as a result of the death or disability of a stockholder will be included in calculating the following month’s redemption limitations.

We are not obligated to redeem shares of our common stock under this share redemption program. We presently intend to limit the number of shares to be redeemed under this share redemption program during any calendar month to the “Monthly Redemption Cap” which will equal the lesser of: (i) 1/12th of 5% of the number of Class T shares outstanding as of the date that is 12 months prior to the end of the current month and (ii) the aggregate number of Class T shares sold pursuant to our distribution reinvestment plan in the immediately preceding month, less the number of Class T shares redeemed in the most recently completed month in excess of such month’s applicable Monthly Redemption Cap due to qualifying death or disability requests of a stockholder or stockholders during such month, which amount may be less than the “Aggregate Redemption Cap” defined below. In addition, our board of directors retains the right, but is not obligated to, redeem additional Class T shares if, in its sole discretion, it determines that it is in our best interest to do so, provided that we will not redeem during any consecutive 12-month period more than 5% of the number of Class T shares outstanding at the beginning of such

12-month period (referred to herein as the “Aggregate Redemption Cap” and together with the Monthly Redemption Cap, the “Redemption Caps”) unless permitted to do so by applicable regulatory authorities.  Our board of directors may, but is not obligated to, increase the Aggregate Redemption Cap but may only do so in reliance on an applicable no-action letter issued or other guidance provided by the SEC staff that would not object to such an increase. There can be no assurance that our board of directors will increase either of the Redemption Caps at any time, nor can there be assurance that our board of directors will be able to obtain, if necessary, a no-action letter from SEC staff.

Sources of Funds for Redemptions

Although we presently intend to redeem shares under this share redemption program pursuant to the methodology described above under “—Redemption Limitations,” to the extent that the aggregate proceeds received from the sale of shares pursuant to our distribution reinvestment plan in any month are not sufficient to fund redemption requests, our board of directors may, in its sole discretion, choose to use other sources of funds to redeem shares of our common stock, up to the Aggregate Redemption Cap. Such sources of funds could include cash on hand, cash available from borrowings, cash from the sale of our shares pursuant to our distribution reinvestment plan in other months, and cash from liquidations of securities investments, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders, debt repayment, purchases of real property, debt related or other investments, or redemptions of OP Units. Our board of directors has no obligation to use other sources to redeem shares of our common stock under any circumstances. The number of shares of our common stock that we may redeem will be limited by the funds available from purchases pursuant to our distribution reinvestment plan, cash on hand, cash available from borrowings and cash from liquidations of securities or debt related investments as of the end of the applicable month.

Material Modification, Suspension and Termination

As described above, should redemption requests, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than repurchasing our shares is in the best interests of the company as a whole, we may choose to redeem fewer shares in any particular month than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate this share redemption program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications to this share redemption program, including, without limitation, any amendment to the limitations on redemptions, as well as the suspension or termination of this share redemption program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or current or periodic report filed by us. Material modifications will also be disclosed on our website. In addition, we may determine to suspend this share redemption program due to regulatory changes, changes in law or if we become aware of undisclosed material information that we believe should be publicly disclosed before shares are redeemed. Once this share redemption program has been suspended, our board of directors must affirmatively authorize the recommencement of the program before stockholder requests will be considered again. This share redemption program will be immediately terminated if our shares of common stock are listed on a national securities exchange or if a secondary market is otherwise established. Any modification, suspension or termination of this share redemption programs will not affect the rights of holders of OP Units to cause us to redeem their OP Units pursuant to the Operating Partnership Agreement.

Redemptions In the Event of Death or Disability

As set forth above, we may waive certain of the terms and requirements of this share redemption program in respect of the redemption of shares resulting from the death of a stockholder who is a natural person, subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust or an IRA or other retirement or profit-sharing plan, after receiving written notice from the estate of the stockholder, the recipient of the shares through bequest or inheritance, or, in the case of a revocable grantor trust, the trustee of such trust, who shall have the sole ability to request redemption on behalf of the trust. We must receive the written redemption request within 18 months after the death of the stockholder in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death of a stockholder. Such a written request must be accompanied by a certified copy of the official death certificate of the stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders dies. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon death does not apply.

Furthermore, as set forth above, we may waive certain of the terms and requirements of this share redemption program in respect of the redemption of shares held by a stockholder who is a natural person who is deemed to have a qualifying disability (as such term is defined in Section 72(m)(7) of the Code), subject to the conditions and limitations described above, including shares held by such stockholder through a revocable grantor trust, or an IRA or other retirement or profit-sharing plan, after receiving written notice from such stockholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the stockholder became a stockholder. We must receive the written redemption request within 18 months of the initial determination of the stockholder’s disability in order for the stockholder to rely on any of the waivers described above that may be granted in the event of the disability of a stockholder. If spouses are joint registered holders of shares, the request to have the shares redeemed may be made if either of the registered holders acquires a qualifying disability. If the stockholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right of redemption upon disability does not apply.

Items of Note

When you make a request to have shares redeemed, you should note the following:

•                                          if you are requesting that some but not all of your shares be redeemed, keep your balance above $2,000 to avoid minimum account redemption, if applicable;

•                                          you will not receive interest on amounts represented by uncashed redemption checks;

•                                          under applicable anti-money laundering regulations and other federal regulations, redemption requests may be suspended, restricted or canceled and the proceeds may be withheld; and

•                                          all shares of our common stock requested to be redeemed must be beneficially owned by the stockholder of record making the request or his or her estate, heir or beneficiary, or the party requesting the redemption must be authorized to do so by the stockholder of record of the shares or his or her estate, heir or beneficiary, and such shares of common stock must be fully transferable and not subject to any liens or encumbrances. In certain cases, we may ask the requesting party to provide evidence satisfactory to us that the shares requested for redemption are not subject to any liens or encumbrances. If we determine that a lien exists against the shares, we will not be obligated to redeem any shares subject to the lien.

IRS regulations require us to determine and disclose on Form 1099-B the adjusted cost basis for shares of our stock sold or redeemed. Although there are several available methods for determining the adjusted cost basis, unless you elect otherwise, which you may do by checking the appropriate box on the redemption form or calling our customer service number at (888) 310-9352, we will utilize the first-in-first-out method.

The federal income tax consequences to you of participating in this share redemption program will vary depending upon your particular circumstances, and you are urged to consult your own tax advisor regarding the specific tax consequences to you of participation in this share redemption program.

You will not relinquish your shares until we redeem them. The shares we redeem under this share redemption program will be cancelled and will have the status of authorized but unissued shares. We will not resell such shares to the public unless such sales are first registered with the SEC under the Securities Act and under appropriate state securities laws or are exempt under such laws.

The transaction price approved by our board of directors in the future may be higher or lower than the most recently disclosed transaction price. The transaction price is not a representation, warranty or guarantee that (i) a stockholder would be able to realize such per share amount if such stockholder attempts to sell his or her shares; (ii) a stockholder would ultimately realize distributions per share equal to such per share amount upon our liquidation or sale; (iii) shares of our common stock would trade at such per share amount on a national securities exchange; or (iv) a third party would offer such per share amount in an arm’s-length transaction to purchase all or substantially all of our shares of common stock.

Mail and Telephone Instructions

We and our transfer agent will not be responsible for the authenticity of mail or phone instructions or losses, if any, resulting from unauthorized stockholder transactions if they reasonably believe that such instructions were genuine. We and our transfer agent have established reasonable procedures to confirm that instructions are genuine including requiring the stockholder to provide certain specific identifying information on file and sending written confirmation to stockholders of record no later than five days following execution of the instruction. Stockholders, or their designated custodian or fiduciary, should carefully review such correspondence to ensure that the instructions were properly acted upon. If any discrepancies are noted, the stockholder, or its agent, should contact his, her or its financial advisor as well as our transfer agent in a timely manner, but in no event more than 60 days from receipt of such correspondence. Failure to notify such entities in a timely manner will relieve us, our transfer agent and the financial advisor of any liability with respect to the discrepancy.